United States securities and exchange commission logo





                            January 4, 2023

       Chong Jiexiang Aloysius
       Chief Executive Officer
       Simpple Ltd.
       71 Ayer Rajah Crescent
       #03-07
       Singapore 139951

                                                        Re: Simpple Ltd.
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted December
16, 2022
                                                            CIK No. 0001948697

       Dear Chong Jiexiang Aloysius:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form F-1 Filed December 16, 2022

       Exclusive Distribution and Partnership Agreement with Shanghai Gaoxian, page 62

   1. We note your amended disclosure in response to comment 5. Please file the written communication that you
are relying on with respect to the renewal of the Distribution
                                                        Agreement or tell us
why you are not required to do so.
 Chong Jiexiang Aloysius
FirstName  LastNameChong Jiexiang Aloysius
Simpple Ltd.
Comapany
January    NameSimpple Ltd.
        4, 2023
January
Page 2 4, 2023 Page 2
FirstName LastName
       You may contact Blaise Rhodes at (202) 551-3774 or Lyn Shenk at (202) 551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Lawrence S. Venick